                     ATTACHMENT FOR CURRENT FILING OF N-SAR
                                  SUB-ITEM 77D

The investment policies of the following portfolios were amended and restated as noted below:

1.   International Opportunities Trust

2.   Overseas Trust

3.   Bond Trust A

4.   Bond Trust B

5.   Lifestyle Portfolios

6.   Emerging Small Company Trust

7.   Utilities Trust

8.   U.S. Global Leaders Growth Trust

9.   Dynamic Growth Trust

INTERNATIONAL OPPORTUNITIES TRUST

The International Opportunities Trust normally maintains a core position of between 35 and 50 common stocks. The Fund has removed the limitation regarding the number of additional common stocks held at times such as when the portfolio manager is accumulating new positions, phasing out and replacing existing positions, or responding to exceptional market conditions.

OVERSEAS TRUST

The Overseas Equity Trust has removed the restriction that the Fund may invest no more than 15% of its assets in emerging markets and the benchmark for Overseas Equity Trust has been changed to the MSCI All Country World Ex-U.S. Index.

TOTAL BOND MARKET TRUST A (formerly - Bond Trust A)

The Total Bond Market Trust A is authorized to use all of the various investment strategies (including options, futures, currency and other derivatives transactions) referred to under "Hedging and Other Strategic Transactions" in the Statement of Additional Information ("SAI").

TOTAL BOND MARKET TRUST B (formerly - Bond Trust B)

The Total Bond Market Trust B is authorized to use all of the various investment strategies (including options, futures, currency and other derivatives transactions) referred to under "Hedging and Other Strategic Transactions" in the SAI.

LIFESTYLE PORTFOLIOS

The Lifestyle Portfolios are permitted to invest not only in John Hancock funds but also in nonaffiliated funds and directly in securities and derivatives.

EMERGING SMALL COMPANY TRUST

The Emerging Small Company Trust may invest up to 25% of its net assets in foreign securities, including foreign stocks that are listed on U.S. exchanges

UTILITIES TRUST

The Utilities Trust may invest up to 40% of its net assets in foreign securities (including emerging markets securities).

U.S. GLOBAL LEADERS GROWTH TRUST

Under normal market conditions, the Fund invests at least 80% of its net assets (plus any borrowing for investment purposes) in common stocks of companies the subadviser regards, at the time of investment, as "U.S. Global Leaders." These are companies determined by the subadviser as well established in their industries with the potential for above average sustainable long-term growth.

DYNAMIC GROWTH TRUST

Under normal market conditions, the Fund invests at least 80% of its net assets in stocks and other equity securities of medium-sized U.S. companies with strong growth potential that are within the market capitalization range, at the time of investment, of the Russell Mid Cap Growth Index or the S&P Mid Cap 400 Index.